Filed pursuant to Rule 433

Dated January 29, 2020

Registration No. 333-220175

 Investor PresentationJanuary 2020  DIME COMMUNITY BANCSHARES, INC.(Nasdaq: DCOM)

   2  Disclaimers  This presentation contains a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements may be identified by use of words such as "anticipate," "become, " "believe," "continue," "could," "estimate," "expect," "intend," "increase, " "likely," "may," "outlook," "plan," "potential," "predict," "project," "should," "will," "would" and similar terms and phrases, including references to assumptions.Forward-looking statements are based upon various assumptions and analyses made by Dime Community Bancshares, Inc. (the "Holding Company," and together with its direct and indirect subsidiaries, the "Company“ or “Dime”) in light of management’s experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes appropriate under the circumstances. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors (many of which are beyond the Company’s control) that could cause actual conditions or results to differ materially from those expressed or implied by such forward-looking statements. Accordingly, you should not place undue reliance on such statements. Forward-looking statements speak only as of the date they are made and are inherently subject to uncertainties and changes in circumstances, including those described under the heading "Risk Factors" in the Company's latest Annual Report on Form 10-K, which was filed with the Securities and Exchange Commission ("SEC"). The Company has no obligation to update any forward-looking statements to reflect events or circumstances after the date of this document, except as may be required by law.This presentation is not an offer to sell securities, nor is it a solicitation of an offer to buy securities in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction. Neither the SEC nor any other regulatory body has approved or disapproved of the securities of the Company or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. Except as otherwise indicated, this presentation speaks as of the date hereof. The delivery of this presentation shall not, under any circumstances, create any implication there has been no change in the affairs of the Company after the date hereof. This presentation includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys. Although we believe this industry and market data is reliable as of the date of this presentation, this information could prove to be inaccurate. Industry and market data could be inaccurate because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein. This presentation contains financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Management uses these “non-GAAP” measurers in its analysis of our performance. Management believes that these non-GAAP financial measures allow for better comparability with prior periods, as well as with peers in the industry who provide a similar presentation, and provide a further understanding of ongoing operations. These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. A reconciliation of the non-GAAP measures used in this presentation to the most directly comparable GAAP measures is provided in the Appendix to this presentation.  The Company has filed a registration statement (including a prospectus) and a preliminary prospectus (which is subject to completion) with the SEC for the offering of shares of Preferred Stock to which this communication relates. Before you invest in the shares of Preferred Stock, you should read the prospectus in that registration statement, the preliminary prospectus supplement, the final prospectus supplement (when available) and the other documents the Company has filed with the SEC for more complete information about the Company and the offering of shares of Preferred Stock. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus and preliminary prospectus supplement by contacting Raymond James & Associates, Inc. toll free at 727-567-1000 or by emailing prospectus@raymondjames.com or Citigroup Global Markets Inc. toll free at 1-800-831-9146 or by emailing prospectus@citi.com.

   3  Dime’s Vision Statement  To transform the business model from a “mono-line thrift” into the preeminent Metro New York community commercial bank.

   4  Preliminary Term Sheet  (1) A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.  Issuer (Ticker)  Dime Community Bancshares, Inc. (DCOM)  Security Offered  Non-cumulative perpetual preferred stock (Holding Company)  Offering Type  SEC Registered   Term  Perpetual   Offering Size  $50 million (base amount)  Optional Redemption   Non-call for 5 years; Callable at issuer’s option, subject to regulatory approval, in whole or in part, on any dividend payment date thereafter at redemption price of $25.00 plus declared but unpaid dividends (without accumulation of any undeclared dividends)  Par Value  $25.00  Special Redemption   At issuers option, subject to regulatory approval, in whole but not in part, at any time within 90 days following a regulatory capital treatment event  Dividend Features  Payable quarterly on February 15, May 15, August 15 and November 15 of each year commencing on May 15, 2020   Listing  Nasdaq  Expected Security Rating (1)  BB- (Fitch)  Current Long Term Issuer Rating  BBB / Stable (Fitch)  Use of Proceeds  General Corporate Purposes  Book-Running Managers  Raymond James & Associates, Inc. & Citigroup Global Markets Inc.  Co-Manager  D.A. Davidson & Co.

Leadership Team



Kenneth Mahon
President & CEO
Hired: July 1980



Robert Volino
SEVP, COO
Hired: October 1999



Stuart Lubow
SEVP, Chief Banking Officer
Hired: January 2017



Angela Blum-Finlay
EVP, Chief Human Resources Officer
Hired: October 2016



Avi Reddy
EVP, Chief Financial Officer
Hired: April 2017



Chris Porzelt
EVP, Chief Risk Officer
Hired: Nov. 2017



Conrad Gunther
EVP, Business Banking
Hired: Dec. 2016



Michael Perez
EVP, Chief Retail Officer
Hired: Sept. 2016



Patricia Schaubeck
EVP, General Counsel
Hired: March 2018



Michael Fegan
EVP, Chief Technology Officer
Hired: February 2019

5

CORPORATE PROFILE

History

- Founded as The Dime Savings Bank of Williamsburgh in 1864; converted to public ownership in 1996
  - Changed name to "Dime Community Bank", effective August 2016
- 28 branches in Brooklyn, Queens, Nassau, Bronx and Suffolk
- Historically, Dime specialized in lending against New York City multifamily properties (mainly pre-WWII, rent-regulated buildings)
  - 2007-2017 annual avg. NCOs / loans of 0.09%
- Launched Business Banking division in Q1 2017
- Nationwide brand recognition as a result of Dime's iconic logo, longevity and authenticity
- Headquartered in Brooklyn Heights
- Market capitalization: $706 million (as of January 23, 2020)

Dime Branch Footprint

Greater New York City Area



Source: S&P Global Market Intelligence

6

Key Highlights

1. Fully Committed to Business Model Transformation
2. Business Banking Division Demonstrating Strong Momentum
3. Investments Made in New Business Opportunities
4. Branch Franchise Has Significant Scarcity Value
5. Reduced CRE Concentration and Improved Liquidity
6. Focused on Preserving Best-In Class Credit Culture
7. Proven History of Growing Tangible Book Value

7

Rationale for Transformation: Significant "Runway" To Improve Margin

DIME Since 1864

Dime is fully committed to its transformation towards a community commercial bank model. Our Business Banking initiative, which began in 2017, is relationship-based / generates self-funding deposits and provides us a pathway to close the gap to peers as it relates to loan yields and deposit costs.

Institution Name	Yield on Total Loans (%)	Multifamily Loans / Total Loans (%)
ConnectOne	5.19	29.4
Sterling	4.99	22.9
Bridge	4.73	19.2
Lakeland	4.71	11.5
OceanFirst	4.63	8.3
Provident	4.47	17.9
Flushing	4.45	38.8
- MEDIAN -	4.45	28.7
Northfield	4.20	66.0
Peapack	4.19	28.7
Kearny	4.18	45.2
Dime	**4.01**	**65.8**
NYCB	3.83	74.2
First of LI	3.67	25.0

Institution Name	Cost of Total Deposits (%)	Non Interest Bearing / Total Deposits %
OceanFirst	0.62	22.6
Provident	0.68	24.2
Bridge	0.76	38.1
Sterling	0.93	21.3
Lakeland	1.01	21.1
First of LI	1.07	28.5
Northfield	1.26	12.0
- MEDIAN -	1.26	17.4
Peapack	1.34	13.4
ConnectOne	1.47	17.4
Dime	**1.49**	**9.5**
Kearny	1.54	7.7
NYCB	1.76	8.0
Flushing	1.82	8.5

- **Dime's Business Banking division: Q3 2019 WAR on New Originations: 5.14%**

- **Dime's Business Banking division ended Q3 with $159.3M of checking and leasehold deposits with a WAR of 0.02% and total deposits of $292.8M with a WAR of 0.68%**

Note: Dime data as of or for the quarter ended September 30th, 2019. Peer data as of the most recent quarter reported.
Source: S&P Global Market Intelligence

8

   9  Business Banking: Progress To-Date  Business Banking Originations To-Date ($M)  Since its inception in 2017, the Business Banking division has originated over $1.3B of relationship-based loans.  Business Banking origination yields are well above the overall portfolio rate.   WAR%  4.19%  4.73%  4.61%  4.87%  4.54%  5.25%  5.20%  5.38%  5.19%  5.36%  5.14%

Business Banking: Significant Deposit Opportunity

- Deposits associated with Dime's legacy multi-family loan portfolio have historically been in the 5% area
- Deposits associated with the new Business Banking loan portfolio are currently 25%
- By simply re-mixing Dime's portfolio from multifamily loans to relationship-based Business Banking loans, there exists a tremendous opportunity to grow deposits over time

Deposits / Loans by Source (as of 9/30/2019)


30%
25%
20%
15%
10%
5%
0%
5%
25%
Legacy Multifamily
Business Banking

Deposits ($M) | **$217M** | **$293M**

Change in Non-Interest Bearing Deposits / Total Deposits (12/31/2016 to 9/30/2019)


Peer Maximum
292
Dime
272
Peer
Median
-111
Peer Minimum
-335
-500
-400
-300
-200
-100
0
100
200
300
400
Basis Points

Note: All data presented at the Consolidated Company level.
(*) Peers include: Bridge, ConnectOne, First of Long Island, Flushing, Lakeland, OceanFirst, Peapack, and Provident. Data in charts represent median values. Data as of September 30th 2019
Source: S&P Global Market Intelligence

10

   11  Business Banking: Loan Portfolio Overview (9/30/19)  Total Business Banking Portfolio: $1.2 Billion  Total Portfolio: Adjustable vs Fixed  WAR: 5.05%  Growth in our Business Banking portfolio is accretive to our overall NIM, as the portfolio has a higher yield and is accompanied by self-funding deposits of approximately 25%Growth in our Business Banking portfolio has enabled us to reduce our CRE Concentration rate from 903% at December 31, 2016 to 679% at September 30, 2019  Total Portfolio: $1.2B

   12  Business Banking: Overview of C&I Portfolio  Breakdown by Industry ($ Millions)  Breakdown by Size  Average Loan Size for Total Portfolio: $2.3 MillionAverage Loan Size Excluding Loans <$250k: $4.3 Million   Industry  Balance  % of Total  High Net Worth Individuals  $96.3  31%  Finance and Insurance  $49.8  16%  Real Estate Rental and Leasing  $36.8  12%  Health Care and Social Assistance  $27.5  9%  Retail Trade  $20.3  7%  Construction  $19.9  6%  Accommodation and Food Services  $18.5  6%  Professional, Scientific, and Technical Services  $14.7  5%  Other Services (except Public Administration)  $11.7  4%  Transportation and Warehousing  $5.7  2%  Wholesale Trade  $3.6  1%  Educational Services  $1.4  0%  Manufacturing  $1.2  0%  All Other  $1.3  0%  Total  $309.0  100%

 13  Investments Made in New Business Opportunities  Fee Income  Deposits  Lending

Branch Franchise Has Significant Scarcity Value

Dime is the only community bank with ~$1B of deposits in each of Brooklyn, Nassau and Queens. Our market area is coveted by many larger banks and there are **very few entry vehicles of size.**

Brooklyn

Rank (1)	Company	Branches	Deposits
1	Dime	13	$2,267
2	Flushing	5	642
3	Northfield	11	403
4	Ridgewood	6	401
5	RBB Bancorp	2	211

Nassau

Rank (1)	Company	Branches	Deposits
1	Flushing	5	$2,436
2	First of LI	23	2,113
3	Dime	7	1,190
4	Ridgewood	7	999
5	Esquire	2	629

Queens

Rank (1)	Company	Branches	Deposits
1	Ridgewood	12	$2,183
2	Flushing	8	1,459
3	Maspeth	5	1,125
4	Dime	7	998
5	Alma Bank	5	579

Brooklyn is the 2nd most densely populated county nationwide and is one of the fastest growing population centers for millennials. Queens (#4 by population density) and Nassau (ranks #20 by population density) are also very attractive banking markets.

Note: Deposit market share analysis (as of June 30th 2019) by county from S&P Global Market Intelligence. Dime also has 1 branch in the Bronx and 1 branch in Suffolk.
(1) Ranking amongst "Community Banks". Community Banks defined as institutions with <$10B of total assets.

14

 Source: United State Census Bureau. Data based on the 2016 County Business Patterns.(*) An establishment is a single physical location at which business is conducted or services or industrial operations are performed. It is not necessarily identical with a company or enterprise, which may consist of one or more establishments. When two or more activities are carried on at a single location under a single ownership, all activities generally are grouped together as a single establishment.     Significant Number of Business Establishments in Our Geographic Area  15  Our branch footprint, which covers Brooklyn, Nassau, Queens, Bronx and Suffolk counties, is home to a significant number of business establishments. For our Business Banking division to be successful, we only need to capture a small share of the overall marketplace.  Number of Business Establishments * by County  606,738  557,159  563,339  578,418  260,629  $24.6   $29.8   $26.7   $31.1   $11.7   Paid Employees  Annual Payroll ($B)

Reduced CRE Concentration and Improved Liquidity

As Dime transitions its balance sheet towards a commercial bank like balance sheet, we have taken steps to reduce our CRE Concentration levels and improve our on balance sheet liquidity levels.

CRE Concentration [1]



1000%
900%
800%
700%
600%
500%
400%
300%
200%
100%
0%
848%
903%
775%
703%
679%
392%
2015Q4
2016Q4
2017Q4
2018Q4
2019Q3
Peer Median

Cash and Unencumbered Securities / Total Assets [2]



12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
1.5%
2.1%
7.7%
9.9%
9.5%
9.1%
2015Q4
2016Q4
2017Q4
2018Q4
2019Q3
Peer Median
Dime
Peers

Note: All data presented at the Consolidated Company level.

(*) Peers include: Bridge, ConnectOne, First of Long Island, Flushing, Lakeland, New York Community, OceanFirst, Peapack and Provident. Data in charts represent median values. Data as of the most recent quarter reported

(1) Calculated as follows: the sum of multifamily, non-owner occupied CRE, and construction and development loans, divided by total capital. Data from regulatory call reports

(2) Calculated as follows: the sum of (cash and balances due, securities, fed funds and reverse repos) less pledged securities, divided by total assets. Data from regulatory call reports

16

 Strong Capital Position  17  Note: Pro forma assumes a $50 million gross offering, no exercise of the underwriters’ option to purchase additional depositary shares, 3.15% gross underwriting fee and 20% risk-weighting on new assets. Source: S&P Global Market Intelligence   Consolidated Capital Ratios at September 30, 2019

 Historically Low Credit Losses  18  Cumulative NCOs represent net charge-offs from 2007, 2008, 2009, 2010, 2011, 2012 and 2013 divided by gross loans at 12/31/2006Cumulative NCOs represent net charge-offs from 2013, 2014, 2015, 2016, 2017, 2018 and 2019 YTD divided by gross loans at 12/31/2012 Note: Year-to-date 2019 is for the nine months ended September 30, 2019. KRX represents the median value of all banks listed on the IndexSource: S&P Global Market Intelligence   Dime’s cumulative credit losses were extremely low during the financial crisis. Post financial-crisis, the Company’s credit losses continue to track below peer levels  Cumulative NCOs from 2007 to 2013 over 2006 Gross Loans(1)  Cumulative NCOs from 2013 to 2019 YTD over 2012 Gross Loans(2)  Median:  Median:

 Strong Asset Quality  19  Note: Year-to-date 2019 is for the nine months ended September 30, 2019.(1) Year-to-date net charge-offs / average loans as of September 30, 2019 presented on an annualized basis  Allowance / Nonperforming Loans  Reserves / Loans  Nonaccruals / Loans  Net Charge-offs / Average Loans(1)

 Proven History of Growing Tangible Book Value  20  “Economic Value” Creation (1) by Dime (FY 2008 – FY 2018)  “Economic Value” Creation (1) vs. Peers (FY 2008 – FY 2018)  Calculated as follows: increase in tangible book value per share plus cumulative dividends, as a percentage of starting tangible book value per share  $20.74  220% “Economic Value” (1) Creation  Dime ranks at the top end of peers in terms of growing TBV per share and paying dividends.

 Sources of holding company liquidity  Dime Community Bancshares, Inc.’s principal source of funds to pay cash dividends is cash dividends from Dime Community Bank As of September 30, 2019 the dividend capacity from Dime Community Bank was $75.7 millionThe only existing holding company debt obligation is $115 million of holding company subordinated debt (approximately $5.2 million in annual interest expense – fixed until June 2022)$43.6 million of cash and cash equivalents at the holding company as of September 30, 2019

Fourth Quarter 2019 Results

DIME Since 1864

Profitability & Growth	• Net income of $6.9 million ($0.19 per share), or $9.6 million ($0.27 per share)[1] excluding non-recurring items – Non-recurring items include $3.8 million of pre-tax expenses related to the extinguishment of higher-cost Federal Home Loan Bank ("FHLB") borrowings and $0.2 million of pre-tax expenses related to a branch consolidation • The cost of deposits declined by 20 basis points versus the linked quarter, primarily contributing to a 26 basis points linked quarter increase in the Net Interest Margin to 2.60% • Strong growth in checking account balances. Compared to the fourth quarter of 2018, the sum of average non-interest-bearing checking account balances and average interest-bearing checking account balances for the fourth quarter of 2019 increased by 20.4% to $604.5 million • Total non-interest income grew to $3.6 million in Q4 2019, driven by $0.4 million of customer-related loan level swap income and $0.3 million of gains from the sale of SBA loans • Average C&I loans were $319.6 million in Q4 2019, an increase of $7.1 million (9.1% annualized) from the Q3 2019, and an increase of $100.3 million (45.7%) from Q4 2018 • The newly launched Municipal Banking division began operations and has on-boarded several deposit, with total municipal balances exceeding $20 million at year end
Capital	• All regulatory capital remains strong with linked quarter increases for all categories – Consolidated Common Equity Tier 1 Ratio of 11.15% at 12/31/19 versus 10.62% at 9/30/19 – Consolidated Tier 1 Risk-Based Ratio of 11.15% at 12/31/19 versus 10.62% at 9/30/19 – Consolidated Total Capital Ratio of 14.08% at 12/31/19 versus 13.33% at 9/30/19 – Consolidated Tier 1 Leverage Ratio of 8.79% at 12/31/19 versus 8.76% at 9/30/19

(1) These are non-GAAP measures. See "Non-GAAP Reconciliation" in the Appendix.

22

Fourth Quarter 2019 Results

DIME Since 1864

Asset Quality	
	• NPLs of $11.1 million, or 0.2% of total loans, at 12/31/19 represents a 32% decrease from $16.4 million, or 0.3% of total loans, at 9/30/19 • Credit costs resulted primarily from a $5.0 million charge-off and a $7.5 million specific reserve taken against a single C&I relationship that had been previously placed on non-performing status in Q3 2019 – With the actions taken in Q4, the Company is now fully reserved against the remaining charged-down loan balance ($10.0 million) – The Company believes there were factors which were unique to this particular relationship and considers it an isolated event • The ALLL was 0.53% of total loans 12/31/19 vs. 0.50% of total loans at 9/30/19

Shareholder Value & Capital Management	
	• Extinguished $206.5 of FHLB borrowings that had a weighted average rate of 2.65%. The prepayment penalty expense associated with the extinguishment was $3.8 million and the earn-back is expected to be ~2 years • Repurchased 759,200 shares of common stock, which represented approximately 2% of beginning period shares outstanding, in Q4 at a weighted average price of $20.23 • Board of Directors has approved fourteenth stock repurchase program, which allows for the purchase of up to 2,636,598 shares, or 7.5% of outstanding common stock at December 31, 2019, upon completion of the previously authorized thirteenth stock repurchase program

23

   24  Appendix

HISTORICAL FINANCIALS

	For the Year Ended					
	2015	2016	2017	2018	Q2 2019	Q3 2019
Balance Sheet Items						
Total Assets	$5,033	$6,005	$6,403	$6,321	$6,498	$6,425
Total Gross Loans	4,697	5,636	5,602	5,394	5,532	5,483
Total Deposits	3,184	4,395	4,403	4,357	4,436	4,391
Loans / Deposits	147.5 %	128.2 %	127.2 %	123.8 %	124.7 %	124.9 %
Tangible Common Equity(1)	$438	$510	$543	$546	$553	$553
Deposit Composition						
Non-Interest Bearing	8.1 %	6.8 %	7.0 %	9.1 %	9.6 %	9.5 %
Savings, NOW and MMDA	64.9	69.3	68.2	58.6	53.1	52.9
Time Deposits	27.0	23.9	24.8	32.4	37.3	37.6
Cost of Deposits	0.78	0.85	0.87	1.15	1.49	1.49
Loan Composition						
Multifamily	80.0 %	81.6 %	78.2 %	71.7 %	67.5 %	65.8 %
CRE	18.4	17.0	18.0	21.7	23.1	24.3
Profitability						
Reported Net Income	$44.8	$72.5	$51.9	$51.3	$13.0	$4.7
ROA	0.96 %	1.31 %	0.84 %	0.82 %	0.82 %	0.29 %
ROATCE (1)	10.6	14.9	9.9	9.3	9.5	3.4
Reported NIM	2.89	2.68	2.54	2.41	2.38	2.34
Core Efficiency Ratio(1)	48.0	48.0	51.4	55.7	56.8	57.7
Core Expenses / Average Assets(1)	1.41	1.31	1.32	1.37	1.40	1.41
Asset Quality and Capital						
Nonaccruals / Loans	0.03 %	0.08 %	0.01 %	0.04 %	0.05 %	0.30 %
Reserves / Loans	0.39	0.36	0.38	0.40	0.38	0.50
NCOs / Avg Loans	(0.03)	0.00	0.00	0.03	0.03 (2)	0.37 (2)
Tangible Common Ratio(1)	8.81	8.58	8.55	8.72	8.58	8.69
Tangible Book Value Per Share(1)	$11.73	$13.62	$14.51	$15.14	$15.41	$15.39
Dividends Per Share	0.56	0.56	0.56	0.56	0.14	0.14

Note: Dollars in millions except per share data
(1) These are non-GAAP measures. See "Non-GAAP Reconciliation" in the Appendix.
(2) Presented on an annualized basis.

25

NON-Gaap reconciliation

 Year-to-date average is a quarterly average taken over the trailing 4 quartersQuarter-to-date average is a monthly average taken over the trailing 4 months  NON-Gaap reconciliation (continued)

 Adjustments to net income are taxed at the Company’s statutory tax rate of approximately 32%  NON-Gaap reconciliation (continued)